

Cboe

By Electronic Mail

October 31, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
Issuer CIK: 0001415726
Issuer File Number: 811-22135/333-146827
Form Type: 8-A12B
Filing Date: October 31, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated October 9, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator Growth-100 Power Buffer ETF - November (NNOV)
- Innovator Equity Defined Protection ETF – 1 Yr November (ZNOV)
- Innovator U.S. Small Cap Power Buffer ETF - November (KNOV)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Natalie Panasiuk
Manager, Listing Qualifications